EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
 (in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown.  For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges.  Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits.  Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown.  Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended
	March 31, 2010	March 31, 2009
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$16,137	$3,846
Add: Fixed charges, net	21,647	28,912
Income before income taxes and fixed charges, net	37,784	32,758
Fixed charges
Interest expense	$20,815	28,254
One-third of rental expense	248	182
Interest on unrecognized tax benefits	584	476
Total fixed charges	21,647	28,912
Ratio of Earnings to Fixed Charges	1.75	1.13

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$16,137	$3,846
Add: Fixed charges, net	14,054	14,700
Income before income taxes and fixed charges, net	30,191	18,546
Fixed charges
Interest expense (excluding deposits)	13,222	14,042
One-third of rental expense	248	182
Interest on unrecognized tax benefits	584	476
Total fixed charges	14,054	14,700
Ratio of Earnings to Fixed Charges	2.15	1.26